EXHIBIT 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY CAROLINAS
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Nine Months Ended September 30,	Years Ended December 31,
(in millions)	2014	2013	2012	2011	2010	2009
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$1,408	$1,571	$1,322	$1,306	$1,295	$1,080
Fixed charges	345	461	467	450	464	412
Total earnings	$1,753	$2,032	$1,789	$1,756	$1,759	$1,492

Fixed charges:
Interest on debt, including capitalized portions	$336	$452	$455	$437	$446	$395
Estimate of interest within rental expense	9	9	12	13	18	17
Total fixed charges	$345	$461	$467	$450	$464	$412
Ratio of earnings to fixed charges	5.1	4.4	3.8	3.9	3.8	3.6